Report of Independent Accountants


To the Board of Directors of
Capital Southwest Corporation and Subsidiary:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Capital Southwest Corporation and subsidiary (the "Company") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of January 12, 2004. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 12, 2004, and with respect to agreement of security purchases and sales, for the period from September 30, 2003 (the date of our last examination) through January 12, 2004:

o Count and inspection of all securities located in the vault of Bank One Safeguarding Department in Oklahoma City, Oklahoma, without prior notice to management,

o Review draft of CashWorks, Inc. Convertible Subordinated Promissory Note and support for funding of the note on December 24, 2003, which were located on the premises of the Company on the day of our inspection, without prior notice to management,

o Confirmation of all securities held by book entry form in the name of the Company by Smith Barney in Dallas, Texas, and

o Reconciliation of all such securities to the books and records of the Company and the Custodian.

o Agreement of one security purchase and no security sales or maturities since our last report from the books and records of the Company to the funding agreements and the Company's bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Capital Southwest Corporation and subsidiary complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of January 12, 2004, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Capital Southwest Corporation and subsidiary and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                           /s/  Ernst & Young LLP


Dallas, Texas
January 16, 2004

                    Management Statement Regarding Compliance
          With Certain Provisions of the Investment Company Act of 1940


We, as members of management of Capital Southwest Corporation and subsidiary (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of January 12, 2004, and from September 30, 2003 through January 12, 2004.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of as of January 12, 2004, and from September 30, 2003 through January 12, 2004, with respect to securities reflected in the investment account of the Company.




                                                   Capital Southwest Corporation
                                                   -----------------------------
                                                   [Name of Company]


                                                   /s/ Susan K. Hodgson
                                                   -----------------------------
                                                   [Name]


                                                   Secretary-Treasurer
                                                   -----------------------------
                                                   [Title]


                                                   January 16, 2004
                                                   -----------------------------
                                                   [Date]